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THIRD QUARTERLY REPORT OF 2012

Summary

The 2012 third quarterly financial report of China Southern Airlines Company Limited (the “Company”) was prepared in accordance with the PRC Accounting Standards and was unaudited.

This announcement is published pursuant to Rules 13.09(1) and 13.09(2) of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

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1 Important Notice

1.1	The board of directors (the “Board”) and the supervisory committee of the Company and its directors (the “Directors”), supervisors and senior management warrant that this report does not contain any inaccurate or misleading statements or material omission and jointly and severally accept full responsibility as to the truthfulness, accuracy and completeness of the content herein.

1.2	All the Directors attended the Board meeting.

1.3	The third quarterly financial report of the Company is unaudited.

1.4	Mr. Si Xian Min (Chairman), Mr. Tan Wan Geng (Chief of Accounting Work and General Manager of the Company), Mr. Xu Jie Bo (Chief Financial Officer of the Company) and Mr. Lu Hong Ye (Chief of the Accounting Department and General Manager of the Finance Department of the Company) declare that they warrant the truthfulness and completeness of the financial report contained in this quarterly report.

2 Basic particulars of the Company

2.1 Major accounting data and financial indicators (Currency: RMB)

	At the end of the reporting period	At the end of the previous year	Increase/decrease recorded at the end of the reporting period as compared to the end of the previous year (%)
Total assets (million)	143,842	129,260	11.28
Owner’s equity (or shareholders’ equity) (million)	32,772	32,078	2.16
Net assets per share attributable to the shareholders of the Company	3.34	3.27	2.14
	From the beginning of the year to the end of the reporting period (January - September)		Increase/decrease compared to the corresponding period of the previous year (%)
Net cash flow from operating activities (million)	11,568		-0.87
Net cash flow per share from operating activities	1.18		-0.87

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	Reporting period (July - September)	From the beginning of the year to the end of the reporting period (January - September)	Increase/decrease recorded in the reporting period as compared to the corresponding period of the previous year(%)
Net profit attributable to the shareholders of the Company (million)	2,216	2,665	-29.25
Earnings per share – Basic	0.23	0.27	-29.25
Earnings per share – Basic, after deducting non-operating profit/loss	0.22	0.26	- 27.95
Earnings per share – Diluted	0.23	0.27	-29.25
Weighted average return on net assets (%)	7.00	8.19	Decreased by a percentage of 3
Weighted average return on net assets after deducting non-operating profit/loss (%)	6.95	7.94	Decreased by a percentage of 2.8

Items and amounts of non-operating profit/loss subject to deduction (Unit: Million; Currency: RMB)

Items of non-operating profit/loss	From the beginning of the year to the end of the reporting period (January - September)
Gain/loss from disposal of non-current assets	15
Other net non-operating income	122
Effect of the above items on taxation	-28
Effect on non-controlling interests (after tax)	-28
Total	81

2.2	Number of shareholders and particulars of the top ten shareholders holding the Company’s tradable shares not subject to selling restrictions at the end of the reporting period

		Unit: Share
Total number of shareholders at the end of the reporting period(shareholders)		275,898
Particulars of the top ten shareholders holding the Company’s tradable shares not subject to trading restrictions
Name of the shareholder (in full)	Number of tradable shares not subject to selling restrictions held at the end of the reporting period	Type of shares
China Southern Air Holding Limited	4,021,150,000	RMB Ordinary shares
HKSCC Nominees Limited	1,750,207,298	Overseas listed foreign shares
Nan Lung Holding Limited	1,033,650,000	Overseas listed foreign shares
Anhui Conch Venture Investment Co., Ltd. (安徽海螺創業投資有限責任公司)	176,600,000	RMB Ordinary shares
Zhong Hang Xin Gang Guarantee Co., Ltd. (中航鑫港擔保有限公司)	159,000,000	RMB Ordinary shares
Wuhu Rui Jian Investment Consulting Co., Ltd. (蕪湖瑞健投資諮詢有限公司)	149,200,000	RMB Ordinary shares
Zhao Xiaodong (趙曉東)	113,296,604	RMB Ordinary shares
National Social Securities Fund 501 Group (全國社保基金五零一組合)	80,000,000	RMB Ordinary shares
Taiping Life Insurance Co., Ltd.– Traditional-Ordinary Insurance Product – 022L-CT001 Shanghai (太平人壽保險有限公司－傳統－普通保險產品－022L-CT001滬)	78,200,000	RMB Ordinary shares
China Life Insurance Company Ltd.– Traditional-Ordinary Insurance Product －005L－CT001 Shanghai (中國人壽保險股份有限公司－傳統－普通保險產品－005L－CT001滬)	40,321,492	RMB Ordinary shares

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§3 Major Events

3.1	Significant changes in major accounting items and financial indicators of the Company and the reasons for such changes

√Applicable ☐Not applicable

3.1.1. Items which have experienced major changes in the consolidated balance sheet:

Unit: million Currency: RMB

Item	Balance at the end of the reporting period	Balance at the end of the previous year	Increase/ decrease ratio	Main reason(s) for the change
Other current assets	-	3,533	-100%	Mainly due to the redemptions of wealth management products during the nine months ended 30 September 2012.
Short-term loans	11,575	6,925	67%	Mainly due to the additions of short-term loans during the nine months ended 30 September 2012.
Obligations under finance leases	19,103	14,053	36%	Mainly due to the increase in newly delivery of finance leased aircraft during the nine months ended 30 September 2012.

3.1.2. Items which have experienced major changes in the consolidated income statement:

Unit: million Currency: RMB

Item	Amount during the reporting period (July-September 2012)	Amount during the corresponding reporting period of the previous year (July-September 2011)	Increase/ decrease ratio	Main reason(s) for the change
Net finance expense / (income)	518	-764	-168%	Mainly due to the depreciation of RMB against USD during the reporting period whereas RMB appreciated against USD during the corresponding period of the previous year.
Investment income	274	43	537%	Mainly due to the increase of the net profit of associates and jointly controlled entities during the reporting period.
Non-operating income	198	321	-38%	Mainly due to the decrease in gain on disposal of assets during the reporting period as compared with the corresponding period of the previous year.

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Item	Amount from the beginning of the year to the end of the reporting period (January- September 2012)	Amount from the beginning of the year to the end of the reporting period of the previous year (January- September 2011)	Increase/ decrease ratio	Main reason(s) for the change
Net finance expense / (income)	1,431	-1,499	-195%	Mainly due to the depreciation of RMB against USD during the nine months ended 30 September 2012 whereas RMB appreciated against USD during the corresponding period of the previous year.
Investment income	465	193	141%	Mainly due to the increase of the net profit of associates and jointly controlled entities during the nine months ended 30 September 2012.

3.1.3 Items which have experienced major changes in the consolidated cash flow statement:

Unit: million Currency: RMB

Item	Amount from the beginning of the year to the end of the reporting period (January- September 2012)	Amount from the beginning of the year to the end of the reporting period of the previous year (January- September 2011)	Increase/ decrease ratio	Main reason(s) for the change
Cash generated from other operating activities	1,073	718	49%	Mainly due to the increase of government grants received during the nine months ended 30 September 2012.
Proceeds from disposal of fixed assets, intangible assets and other long-term assets	384	890	-57%	Mainly due to the decrease in the number of aircraft disposed during the nine months ended 30 September 2012 as compared with the corresponding period of the previous year.
Cash received from other investing activities	3,726	20,097	-81%	Mainly due to the decrease in wealth management products investment during the nine months ended 30 September 2012.
Payment for other investing activities	-	20,962	-100%	Mainly due to a subsidiary's payment for the wealth management products during the corresponding period of the previous year.
Proceeds from bank and other loans	24,754	12,940	91%	Mainly due to the increase in newly borrowed loans.
Capital injections by non-controlling interests in subsidiaries	140	1,500	-91%	Mainly due to the receipt of capital injection made by Hebei Aviation Investment Group Corporation Limited to Xiamen Airlines Company Limited, the Company's subsidiary, during the corresponding period of the previous year.
Repayment of borrowings	20,850	8,951	133%	Mainly due to the repayments of bank and other loans and obligations under finance leases that fell due during the nine months ended 30 September 2012.
Cash paid for dividends, profit distributions or interests	3,303	1,015	225%	Mainly due to the dividends paid in respect of the year ended 31 December 2011 during the reporting period.

3.2	Analysis and explanation of the development of major events and their impact and proposal as to the solutions

√Applicable ☐Not applicable

The matters regarding the non-public issuance of shares to China Southern Air Holding Company were considered and approved by the Board on 11 June 2012, and the above matters were considered and approved by the shareholders at the 2012 first extraordinary general meeting. The non-public issuance of shares are in the progress.

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3.1	Performance of the undertakings by the Company, its shareholders and beneficial owners

√Applicable ☐Not applicable

Type of Undertakings	Contents of Undertaking	Performance Status
Share Reform Undertaking

(1)    CSAHC will not deal in or transfer any shares of the Company it holds within 36 months from the effective date of the Share Reform Plan;

(2)    At the annual general meetings of the Company for the years from 2007 to 2009, CSAHC will propose the Company to distribute dividends in cash and would vote in favor of such proposal, so that the percentage of average annual cash dividend the Company distributes from 2007 to 2009 will not be less than 50%, i.e. the ratio of the aggregate cash dividend to be distributed in the three years from 2007 to 2009 to the cumulative total of profits distributable to the shareholders in those years will not be less than 50%;

(3)    Upon completion of the Share Reform Plan, and subject to compliance with the relevant laws and regulations of the PRC, CSAHC will support the Company in respect of the formulation and implementation of a management equity incentive system.

This undertaking has been fully implemented.
Issuance Undertaking

Nan Lung Holding Limited, a wholly-owned subsidiary of CSAHC (the controlling shareholder of the Company) subscribed for 721,150,000 H Shares on 21 August 2009 through the non-public issuance and undertook not to transfer the H shares within a period of 12 months from the date of issuance.

This undertaking has been fully implemented.
Other undertakings toward the medium-sized and minority shareholders of the Company

1.      The Company and CSAHC entered into the “Property Compensation Agreement” on 22 May 1997, pursuant to which CSAHC agreed to compensate the Company for any losses or damages resulting from any challenge to or interference with the Company’s rights in the use of the land and buildings leased from CSAHC.

2.      In 1995, CSAHC and the Company entered into a Separation Agreement with regard to the definition and allocation of the assets and liabilities between CSAHC and the Company on 25 March 1995 (the Agreement was amended on 22 May 1997). According to the Separation Agreement, CSAHC and the Company agreed to compensate the other party for the claims, liabilities and costs borne by such party as a result of the business, assets and liabilities held or inherited by CSAHC and the Company pursuant to the Separation Agreement.

3.      In respect of the connected transaction entered into between the Company and CSAHC on 14 August 2007 in relation to the sale and purchase of various assets, the application for building title certificates for eight properties of Air Catering (with a total gross floor area of 8,013.99 square meters) and 11 properties of the Training Centre (with a total gross floor area of 13,948.25 square meters) have not been made for various reasons. In this regard, CSAHC has issued an undertaking letter, undertaking that: (1) the above title certificates should be obtained by CSAHC by the end of 2008; (2) all the cost and expenses arising from the application of the relevant title certificates would be borne by CSAHC; and (3) CSAHC would be liable for all the losses suffered by the Company as a result of the above two undertakings, including but not limited to: A. any production losses arising from the lack of title certificates, B. any other losses occasioned by the potential risk arising from the outstanding title certificates. The application for the title certificates mentioned above remained outstanding for various reasons. Therefore, CSAHC issued an undertaking letter, undertaking that it would attend to and complete the above-mentioned obligation before 31 December 2012 and would compensate the Company for any losses arising from the undertakings.

4.      The relevant undertakings under the Financial Services Framework Agreement between the Company and SA Finance:

a.        SA Finance is a duly incorporated enterprise group finance company under the “Administrative Measures for Enterprise Group Finance Companies” and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group; and the relevant capital flows are kept within the Group;

b.        The operations of SA Finance are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from SA Finance of the Company are definitely secure. In future, SA Finance will continue to operate in strict compliance with the requirements of the relevant laws and regulations;

c.        In respect of the Company's deposits with and borrowings from SA Finance, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAHC will not intervene in the relevant decision-making process of the Company;

d.        As the Company is independent from CSAHC in respect of its assets, businesses, personnel, finance and organizational structures, CSAHC will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company.

These undertakings are in the course of being implemented.

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3.4	Warning in respect of, and the reason for, the forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes as compared to the corresponding period of the previous year

☐Applicable √Not applicable

3.5	The implementation of cash dividends policy during the reporting period

The profit distribution proposal for the year 2011 of the Company is as follows: to declare a cash dividend of RMB1,963,513,400, or RMB2.00 per 10 shares (inclusive of applicable tax) based on the total number of 9,817,567,000 shares of the Company. The implementation of profit distribution proposal for the year 2011 of the Company has been completed in July 2012.

By order of the Board

China Southern Airlines Company Limited

Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

26 October 2012

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

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